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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003
                                          --------------

                       Commission File Number: 333-100069
                                               ----------

                                NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     X           Form 40-F
                           -----------                __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No      X
                      ____________             -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
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                                     Page 1
                  The index of exhibits may be found at Page 3

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                                EXPLANATORY NOTE

     This Form 6-K is being filed for the purpose of providing revised risk factors in response to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings.

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                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                           Page
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Signature                                                                 Page 4

Risk Factors                                                Exhibit 99.1, Page 5



                                                                          Page 3

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NETEASE.COM, INC.


                                        By:   /s/ Ted Sun
                                              ----------------------------------
                                              Name:  Mr. Ted Sun
                                              Title: Acting Chief Executive
                                                     Officer and Director

Date:  December 29, 2003

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